# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Total Return Securities Fund, CIK 0000813623
CUSIP: 870875101
Title of class of securities: Closed End Fund
Address of issuer's principal executive offices: C/O U.S. BANK GLOBAL FUND SERVICES, 615 EAST MICHIGAN STREET, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001447578

## Reporting persons
- RIVERNORTH CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 669,946; shared voting power 0; sole dispositive power 669,946; shared dispositive power 0; aggregate amount beneficially owned 669,946 (5.16% of the class)

## Item 1. Issuer
Name of issuer: Total Return Securities Fund
Address of issuer's principal executive offices: C/O U.S. BANK GLOBAL FUND SERVICES, 615 EAST MICHIGAN STREET, MILWAUKEE, WI, 53202

## Item 2. Person Filing
Name of person filing: RiverNorth Capital Management, LLC
Address of principal business office or, if none, residence:
360 S. Rosemary Avenue, Ste. 1420
West Palm Beach, Florida 33401
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 669,946
Percent of class: 5.16
Sole power to vote or to direct the vote: 669,946
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 669,946
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive the proceeds from the sale of the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- RIVERNORTH CAPITAL MANAGEMENT, LLC: /s/ Marcus Collins, Marcus Collins, General Counsel and Chief Compliance Officer (08/14/2025)